Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.
(Commission File No.: 001-33335)

The following is a presentation made by Comcast to investors:

[GRAPHIC OMITTED]
February 13, 2014

Safe Harbor

Caution Concerning Forward -Looking Statements

Certain statements in this communication regarding the proposed acquisition of
Time Warner Cable Inc. ("Time Warner Cable") by Comcast Corporation ("Comcast"),
including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast's and Time Warner Cable's future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are "forward -looking" statements made within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the
Securities Exchange Act of 1934, as amended. These statements are often, but not always, made through the use of words or phrases such as "may", "believe,"
"anticipate," "could", "should," "intend," "plan," "will," "expect(s),"
"estimate(s)," "project(s)," "forecast(s)", "positioned," "strategy," "outlook"
and similar expressions. All such forward -looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward -looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated;
Comcast's ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast's ability to promptly, efficiently and effectively integrate Time Warner Cable's operations into those of Comcast; and
the diversion of management time on transaction -related issues. Additional information concerning these and other factors can be found in Comcast's and
Time Warner Cable's respective filings with the SEC, including Comcast's and
Time Warner Cable's most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Comcast and Time Warner Cable
assume no obligation to update any forward -looking statements. Readers are cautioned not to place undue reliance on these forward -looking statements that speak only as of the date hereof.

Non-GAAP Financial Measures

Our presentation may also contain non-GAAP financial measures, as defined in
Regulation G, adopted by the SEC.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Comcast and Time Warner Cable,
Comcast and Time Warner Cable will file relevant materials with the Securities and Exchange Commission (the "SEC"), including a Comcast registration statement on Form S-4 that will include a joint proxy statement of Comcast and Time Warner
Cable that also constitutes a Comcast prospectus, and a definitive joint proxy statement/prospectus will be mailed to Comcast and Time Warner Cable shareholders. Investors and security holders of Comcast and Time Warner Cable are urged to read the joint proxy statement/prospectus and other documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast and Time Warner Cable through the website maintained by the SEC at http://www. sec.gov. Copies of the documents filed with the SEC by Comcast will be available free of charge on Comcast's website at http://cmcsa. com or by contacting Comcast's Investor Relations
Department at 866-281-2100. Copies of the documents filed with the SEC by Time
Warner Cable will be available free of charge on Time Warner Cable's website at http://ir. timewarnercable. com or by contacting Time Warner Cable's Investor
Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual
Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 15, 2013, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 4, 2013, and its Current
Reports on Form 8-K filed with the SEC on April 30, 2013, July 29, 2013 and
December 6, 2013. Information about the directors and executive officers of
Comcast is set forth in its Annual Report on Form 10-K for the year ended
December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the
SEC on April 5, 2013, and its Current Reports on Form 8-K filed with the SEC on
July 24, 2013 and August 16, 2013. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

                                                                               2

                                Brian L. Roberts

                      Chairman and CEO, Comcast Corporation

Overview of Proposed Transaction

Building a world class technology and media company

o    Stock-for-stock transaction between Comcast Corporation and Time Warner
     Cable

o    Time Warner Cable shareholders to own 23% of Comcast equity

o    Values Time Warner Cable equity at $45Bn

     --   Enterprise value of approximately $67Bn

     --   EV/EBITDA multiple of 7.9x

     --   EV/Adjusted EBITDA(1) multiple of 6.7x

o    Tax free to Time Warner Cable shareholders

o    Compelling Financial and Strategic Opportunity for Comcast and TWC
     Shareholders

1) Adjusted for operating efficiencies.

                                                                               4

Unique Strategic and Financial Opportunity

Combination yields significant benefits

o    Unique opportunity to create a world class consumer and enterprise company

     --   Extends our operating capabilities, scale and technology into new, attractive markets

     --   Access to premier markets, including Los Angeles, New York and Dallas

o    Enhances the provision of more comprehensive residential and enterprise services, improving our ability to develop new products and better compete regionally and nationally

o    Extends the benefits of scale and innovation and brings technologically superior video and high speed data platforms to TWC customers

     --   And brings certain new TWC product/service offerings to Comcast customers

o    Creates a leading national, regional and local advertising platform

     --   Will now have a presence in 19 of top 20 DMAs

o    Compelling Financial and Strategic Opportunity for Comcast and TWC
     Shareholders

                                                                               5

# Building a National Presence

| Rank | Designated Market Area | Comcast | Time Warner Cable |
|---|---|---|---|
| 1 | New York | ✓ | ✓ |
| 2 | Los Angeles | | ✓ |
| 3 | Chicago | ✓ | |
| 4 | Philadelphia | ✓ | |
| 5 | Dallas-Ft. Worth | | ✓ |
| 6 | San Francisco-Oakland-San Jose | ✓ | |
| 7 | Boston | ✓ | |
| 8 | Washington, DC | ✓ | |
| 9 | Atlanta | ✓ | |
| 10 | Houston | ✓ | |
| 11 | Detroit | ✓ | |
| 12 | Phoenix | | |
| 13 | Seattle-Tacoma | ✓ | |
| 14 | Tampa-St. Petersburg | ✓ | |
| 15 | Minneapolis-St. Paul | ✓ | |
| 16 | Miami-Ft. Lauderdale | ✓ | |
| 17 | Denver | ✓ | |
| 18 | Orlando-Daytona Beach | ✓ | |
| 19 | Cleveland-Akron | | ✓ |
| 20 | Sacramento | ✓ | |
| 21 | St. Louis | | |
| 22 | Portland, OR | ✓ | |
| 23 | Pittsburgh | ✓ | |
| 24 | Raleigh-Durham | | ✓ |
| 25 | Charlotte | | ✓ |

| Rank | Designated Market Area | Comcast | Time Warner Cable |
|---|---|---|---|
| 26 | Indianapolis | ✓ | |
| 27 | Baltimore | ✓ | |
| 28 | San Diego | | ✓ |
| 29 | Nashville | ✓ | |
| 30 | Hartford & New Haven | ✓ | |
| 31 | Kansas City | ✓ | ✓ |
| 32 | Columbus, OH | | ✓ |
| 33 | Salt Lake City | ✓ | |
| 34 | Milwaukee | | ✓ |
| 35 | Cincinnati | | ✓ |
| 36 | San Antonio | | ✓ |
| 37 | Greenville-Spartanburg-Ashville | | |
| 38 | West Palm Beach-Ft. Pierce | ✓ | |
| 39 | Grand Rapids-Kalamazoo | ✓ | |
| 40 | Austin, TX | | ✓ |
| 41 | Oklahoma City | | |
| 42 | Las Vegas | | |
| 43 | Harrisburg-Lancaster, PA | ✓ | |
| 44 | Birmingham | | |
| 45 | Norfolk-Portsmith-Newport News | | |
| 46 | Greensboro-H. Point-W. Salem | | ✓ |
| 47 | Albuquerque-Santa Fe | ✓ | |
| 48 | Jacksonville | ✓ | |
| 49 | Louisville | ✓ | ✓ |
| 50 | Memphis | ✓ | |

Note: ✓ denotes more than fifteen thousand subscribers in the DMA for Comcast and/or Time Warner Cable.

6

Transaction Builds Shareholder Value

Accretive and value enhancing for our shareholders

o    Accretive to FCF/share while preserving balance sheet strength

o    Long standing commitment to deliver benefits to consumers combined with a deep focus on building sustainable shareholder value

o    Extends Comcast's leading operating and technology capabilities into additional markets

o    Significant opportunities for operating efficiencies and revenue growth

o    Upon closing, intention is to expand existing stock repurchase authorization by an additional $10 billion

o    Compelling Financial and Strategic Opportunity for Comcast and TWC
     Shareholders

                                                                               7

                                Robert D. Marcus

                      Chairman and CEO, Time Warner Cable

Comcast is the Perfect Partner for TWC

o    Customers will benefit from scale

     --   Accelerate new services to residential customers

     --   Position the company to better compete against much larger competitors in Business Services -- Advertisers can reach consumers more efficiently

o    We share common values

     --   Focus on delivering more value, more innovation and better service to customers

     --   Creation of stable jobs with great benefits in the communities we serve

     --   Commitment to building value for shareholders

o    Comcast is a stable, well capitalized partner

     --   A3 rated balance sheet

     --   Shared commitment to maintaining a strong balance sheet -- Track record of consistently returning capital to shareholders

o    The valuation is fair

     --   The 7.9x headline multiple excludes operating efficiencies and reflects the one-of-a-kind nature of TWC's assets and is consistent with precedent transactions

                                                                               9

                              Michael J. Angelakis

                   Vice Chairman and CFO, Comcast Corporation

# Financially Attractive and Strategically Beneficial Transaction

## Significant opportunities for immediate and long term value creation

- **Comcast will acquire 100% of the outstanding Time Warner Cable shares for Comcast Corporation shares in a share-for-share exchange equal to ownership of ~23% of Comcast**
- **Each Time Warner Cable share exchanged for 2.875 Comcast shares**
  - 30 day VWAP = $152.91/share
  - Closing 2/12/14 = $158.82/share

| Transaction Valuation[1] | |
|---|---|
| Offer Price for TWC Share | $158.82 |
| # of TWC Diluted Shares | 284.9MM |
| Equity Value | $45.2Bn |
| + Net Debt | $24.5Bn |
| - Other Assets | ($2.9Bn) |
| Enterprise Value | $66.9Bn |

**Transaction Highlights**

- Implies multiple of 7.9x 2014E EBITDA[2]
- Implies multiple of 6.7x 2014E EBITDA[2], including operating efficiencies[3]
- Yields double-digit cash-on-cash IRRs
- Accretive to FCF per share within Year 1[4]
- Substantial revenue growth opportunities

**Unique financial opportunity**

1) Assuming closing prices as of February 12, 2014.
2) Per Time Warner Cable's guidance (1/30/14).
3) Includes run-rate operating efficiencies of approximately $1.5 billion.
4) Excluding one-time restructuring expenses and remediation capital.

COMCAST Time Warner Cable

11

Growth and Value Creation from Operating Efficiencies

$1.5Bn in operating efficiencies

Homes Passed         53,836 29,896
Video Penetration    40.3%  38.1%
HSD Penetration      38.4%  38.9%
Voice Penetration    19.9%  17.3%
Cable EBITDA margins 41.1%  36.1%

o    Conservative operating efficiencies estimated at ~$1.5Bn in operating expenses and ~$400MM in capital expenditures on a normalized basis, with additional opportunities for revenue synergies

o    Our target for realizing the full operating efficiency impact is three years from closing

o    We believe in excess of 50% of $1.5Bn will be achieved in Year 1

                                                                              12

Committed to Maintaining Current Investment Grade Ratings

2013 Financial Combined Results

($ in billions)                                   Combined
                                                   Company
Revenue                             $64.7 $22.1        $86.8
EBITDA                              $21.4 $8.0(1)      $29.4
Capital Expenditures                 $6.6  $3.2         $9.8
Interest Expense                     $2.6  $1.6         $4.1
Free Cash Flow                       $8.5  $2.7        $11.2
Net Debt(2)                         $46.9 $24.5        $71.4
Net Debt/EBITDA                      2.2x  3.1x         2.4x
Net Debt/EBITDA                                         2.3x
including operating efficiencies(3)

o    Expect pro forma net leverage of approximately 2.2x at year -end 2014

o    Medium term leverage target remains 1.5 -2.0x

1) Adjusted EBITDA.
2) Comcast net debt includes $725MM of preferred stock at NBCUniversal
Enterprise, Inc.
3) Includes run-rate operating efficiencies of approximately $1.5 billion.

                                                                              13

Balanced and Disciplined Financial Strategy

Commitment to shareholders of a sustainable return of capital plan

o    Capital allocation strategy and priorities remain in place

     --   Invest in the business to support profitable growth and generate attractive returns

     --   Disciplined acquisition and investment strategy

     --   Consistently return capital directly to shareholders

o    Commitment to build shareholder value

     --   Deal accretive with strong double-digit returns

     --   Upon closing, intention is to expand existing stock repurchase authorization by an additional $10 billion

     o    Disciplined Capital Allocation Builds Shareholder Value

                                                                              14

                                 David L. Cohen

                 Executive Vice President, Comcast Corporation

Regulatory Discussion

o    Requires FCC, Antitrust Agency, State/Local and Shareholder Approvals

o    Prepared to Divest Systems Serving ~3MM Subscribers if Needed for
     Regulatory Approval

o    With divestitures, Comcast will own/manage less than 30% of national MVPD market -- below vacated ownership cap and about the same share as post
     ATandT and Adelphia transactions, in a much more competitive market

o    Proposed Transaction Will Not Reduce Competition in Any Relevant Market

o    Creates Multiple Pro-Consumer and Pro-Competitive Benefits

                                                                              16

Deal is Pro-Consumer

o    Leader in Broadband

     --   Increased HSD speeds 12 times in the past 12 years

     --   First to deploy DOCSIS 3.0

     --   Offer speeds up to 505 Mbps

     --   Fastest in-home Wi-Fi

     --   TWC customers can expect significantly faster speeds to the home and within the home

o    Best-in-Class Technology and Services

     --   Most comprehensive video product on the market: more channels, more
          HD, more VOD

     --   X1 Entertainment Operating System

     --   All-digital platform implemented across entire footprint

     --   TWC customers will benefit from best-in-class technology and services

o    Extending Reach and Competition to Business Customers

     --   Many of the cable systems "fill-in" gaps in our existing service area

     --   Allows us to serve regional businesses that we could not before

     --   Comcast and Time Warner Cable still relatively new entrants, bringing much needed competition

     --   Business customers get additional capabilities and competition

o Extending Rules and Conditions from NBCUniversal Transaction

     --   FCC Open Internet protections

     --   Protections for MVPDs

     --   OVDs will have defined arbitration rights

     --   More communities will benefit from the public interest commitments from NBCUniversal transaction

17

Summary

o    Build a leading, world class technology and innovation company

o    Scale to invest and deliver a superior experience to residential and enterprise customers

o    Proven track record of operating improvements and customer innovation

o    Committed to building shareholder value

o    Compelling Financial and Strategic Opportunity for Comcast and TWC
     Shareholders

18

                                     QandA

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